# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Streamex Corp., CIK 0001530766
CUSIP: 09073N300
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2431 Aloma Avenue, Suite 243, Winter Park, Florida (FL), 32792
Date of event which requires filing of this statement: 11/04/2025
Filed by CIK 0002072014
Persons authorized to receive notices and communications: Morgan Lekstrom, 2431 Aloma Avenue, Suite 243, Winter Park, Florida (FL), 32792, (203) 409-5444

## Reporting persons
- Morgan Lee Lekstrom (CIK 0002072014): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 20,707,421; shared voting power 0; sole dispositive power 20,707,421; shared dispositive power 0; aggregate amount beneficially owned 20,707,421 (13.99% of the class)
  Comment: With respect to Boxes 7, 9 and 11: All Mine Consulting Ltd. is the record holder of the shares. All Mine Consulting Ltd. is wholly owned by Morgan Lee Lekstrom and therefore, Mr. Lekstrom has voting and dispositive power over such shares and may be deemed to beneficially own such shares. The business address of All Mine Consulting Ltd. is 1 - 757 Orwell St., North Vancouver, BC, V7J 3K6.
  
  Consists of 20,707,421 shares of common stock, par value $0.001 per share (the "Common Stock") of Streamex Corp. (the "Company") issuable upon the exchange of exchangeable shares in BST Sub ULC ("ExchangeCo"), an unlimited liability company organized under the laws of the Province of British Columbia and a wholly-owned subsidiary of the Company (the "Exchangeable Shares"). Each Exchangeable Share may be exchanged for one share of Common Stock, subject to certain exceptions. The Exchangeable Shares do not have an expiration date.
  
  With respect to Box 13: Percentage based on 147,948,182 shares of Common Stock issued and outstanding (inclusive of all shares of Common Stock issuable upon exchange of the Exchangeable Shares) as of November 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Streamex Corp.
Address of issuer's principal executive offices: 2431 Aloma Avenue, Suite 243, Winter Park, Florida (FL), 32792

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Morgan Lee Lekstrom (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 1 - 757 Orwell St., North Vancouver, BC, V7J 3K6.
Present principal occupation or employment: The Reporting Person's principal occupation or employment is Chairman of the Board of Directors (the "Board") of the Company.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In connection with the share purchase agreement (the "SPA"), dated May 23, 2025, as amended, entered into by and among the Company, ExchangeCo, 1540875 B.C. Ltd., a company organized under the laws of the Province of British Columbia and a wholly-owned subsidiary of the Company ("Callco"), Streamex Exchange Corporation ("Streamex") and its shareholders (the "Shareholders") and 1540873 B.C. Ltd., a company organized under the laws of the Province of British Columbia, as trustee (the "Trustee") of the trust formed pursuant to the exchange rights agreement, dated May 27, 2025 (the "Exchange Rights Agreement"), between the Company, ExchangeCo, CallCo, and the Trustee (the "Share Exchange"), the Reporting Person received 20,707,421 Exchangeable Shares. On November 4, 2025, the Company received stockholder approval of the Share Exchange, allowing for the issuance of the shares of Common Stock for Exchangeable Shares at the Reporting Person's election.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference into this Item 4. Pursuant to the SPA, the Company, through ExchangeCo, acquired all of the issued and outstanding shares of Streamex (the "Purchased Shares") from the Shareholders. In exchange for the Purchased Shares, upon the closing of the transaction (the "Closing"), ExchangeCo issued an aggregate of 109,070,056.6977 Exchangeable Shares, at a ratio of 2.046862 Exchangeable Shares for each Purchased Share. Each Exchangeable Share may be exchanged for one share of Common Stock, subject to certain exceptions. The Exchangeable Shares do not have an expiration date. Pursuant to the Share Purchase Agreement and related Exchange Rights Agreement, holders of Exchangeable Shares, including the Reporting Person, are entitled to voting rights in the Company equivalent to those of holders of Common Stock. These voting rights are exercised indirectly through a single share of Special Voting Preferred Stock issued to and held by the Trustee for the benefit of all holders of Exchangeable Shares. The Special Voting Preferred Stock carries a number of votes equal to the number of Exchangeable Shares outstanding, and the Trustee votes such share in accordance with instructions from the holders.

In accordance with the transactions contemplated by the SPA, on May 28, 2025, effective as of Closing, Anthony Amato, the Company's Chief Executive Officer, President and Chairman of the Board, resigned from all positions of the Company, and the Reporting Person, co-founder and Chairman of Streamex, was appointed the Company's new Chairman, and, in such capacity, may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The foregoing description of the SPA and Exchange Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the SPA and Exchange Rights Agreement, which are attached as Exhibits 2.1 and 10.2 to the Form 8-K filed by the Company with the SEC on May 27, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: All Mine Consulting Ltd. is the record holder of the shares. All Mine Consulting Ltd. is wholly owned by the Reporting Person and therefore, the Reporting Person has voting and dispositive power over such shares and may be deemed to beneficially own such shares. The Reporting Person beneficially owns 20,707,421 shares of Common Stock, which represents 13.99% of the outstanding shares of Common Stock of the Company.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote and sole power to dispose of 20,707,421 shares of Common Stock.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 -- Share Purchase Agreement, dated as of May 23, 2025, by and among BioSig Technologies, Inc., Streamex Exchange Corporation, BST Sub ULC, 1540875 B.C. Ltd., the shareholders of Streamex Exchange Corporation, and 1540873 B.C. Ltd., as trustee (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed May 27, 2025).

Exhibit 99.2 -- Form of Exchange Rights Agreement, (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 27, 2025).

Exhibit 99.3 -- Certificate of Designation for Special Voting Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed May 27, 2025).

## Signatures
- Morgan Lee Lekstrom: /s/ Morgan Lee Lekstrom, Morgan Lee Lekstrom (11/10/2025)